SUPERSEDED
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

SONIC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

DIVX®

ROXIO

Disclaimer

Cautionary Note Regarding Forward-Looking Statements:

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic Solutions' and DivX's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission ("SEC") and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions' or DivX's objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic Solutions or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information about the Proposed Merger and Where to Find It:

This material relates to a proposed merger between Sonic Solutions and DivX that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Sonic Solutions with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Sonic Solutions will file with the SEC or any other document that Sonic Solutions may file with the SEC or Sonic Solutions or DivX may send to its shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Transaction Overview

Structure	• Acquisition of DivX by Sonic for cash and stock
Terms	• $9.83 per DIVX Share (based on SNIC closing price 6/1) Cash: $3.75 (via dividend) Stock: 0.514 shares of SNIC per DIVX share
Contingencies	• Regulatory approvals • Shareholder approvals • Customary closing conditions
Expected Closing	• September 30, 2010
Management	• Current Sonic management, augmented with key DivX managers • 2 additional board members from DivX board to be named later

Why We're Doing This

Compelling Economics	• Highly accretive deal • Pro Forma FY2012 non-GAAP* earnings over $0.40/share (More than double the pro forma results without the deal)
Distinctive Technology Assets	• DivX and MainConcept are the "go to guys" for Internet video codec technology – they power the worlds leading companies with H.264 video encoding • Codec and DRM deployment on 300 million devices • DivX TV platform enhances our position with retailers
Consumer Electronics Leverage	• DivX partners with more than 150 CE mfrs to support over 8500 models with over 300 million units shipped • Significantly enhances our CE partnerships and operational capabilities • Accelerates our RoxioNow platform initiatives
Strong Brand	• DivX is synonymous with high-quality video delivery • Billions of player launches every year

** Removing purchase accounting non-cash charges and stock-based compensation*

Sonic's Strategy:
Enabling Digital Media from Hollywood to Home

(Ramping to 30 million devices in 2011)


ROXIONOW
PC, Macs
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

With DivX, Our Strategy is

Accelerated, Enhanced & Expanded

>300 million devices + expanded services


PC, Macs
PS3
DVRs/STBs/DMAs
BD Players
Mobile devices
Connected TVs w. Digital servcies
Picasa
DivX TV
POWERED BY
ROXIO NOW
twitter
Rhapsody
Revision3
PANDORA
BEST BUY

Sonic + DivX: A Virtuous Cycle



Software

- 500M downloads
- 1.8 billion player & web player launches/year
- 12M unique website visits/month
- 16,000 retail storefronts
- 50 million installed on PCs each year via OEM

DIVX

SONIC



Devices

- > 300 M DivX devices shipped worldwide
- Emerging segments: DTV, Blu-ray, mobile, PS3
- RoxioNow platform on leading DTV, BD, and STBs

Content

- Billions of DivX video files on the Internet
- All digital titles for Warner Bros., Sony Pictures, Paramount, Lionsgate and Starz Media's Overture Films
- Agreements with all major studios, 250 indies

Distinctive Technology Assets

Software & Community



- 500 million downloads
- Encoders and players for HD content
- Rich consumer ecosystem

CE Licensing

DIVX

- 300 million device footprint
- High-efficiency codecs and profiles
- Hollywood-approved DRM
- Moving to DivX Plus HD (H.264)

DivX TV



- TV "Start page"
- Aggregates paid and free web content
- Rev-share to CE OEMs with accelerated retail store placement

Main Concept

Codec by MAIN CONCEPT

- Enterprise video platform
- H.264 codec experts
- Powering leading video companies globally

The DivX Community

- One of the most recognized codecs in the world


H.264
DIVX PLUS
AAC

>500 Million total software downloads
>1.8 Billion Player launches per year
>12 Million monthly visitors to DivX.com

- RoxioNow + DivX = opportunity to drive DivX awareness in US via premium content

Deeper & New CE Partnerships & Delivery Expertise

	Digital TVs	LG, Samsung, Panasonic, Toshiba, Philips
	Blu-ray Disc Players	LG, Samsung, Panasonic, Pioneer, harman/kardon, Philips, Denon, marantz, Toshiba, Sony, Onkyo
	Mobile Phones	LG, Samsung, Pantech, Qualcomm, Motorola
	Set-Top Boxes	Motorola, LG, Topfield, Vestel
	Media Streamers	Iomega, Seagate, LaCie, hp
	Portable Media Players	Thomson, Philips, RCA, Epson, JVC, Cowon, Samsung
	Gaming Consoles	PS3
	In-Car Entertainment	LG, Kenwood, JVC, GM, Alpine, Pioneer, Ford, Honda, Toyota, Volvo
	DVD Players	LG, Samsung, Panasonic, Sony, Philips, JVC, Toshiba

DivX TV:

The best content; easily deployed; rapidly monetized

- Content
  - Premium: VOD, EST
  - Web: free, ad supported
  - Personal videos, photos
- Deployment
  - Lightweight architecture
  - Easily adapted for retailers
  - Simple to deploy for CE makers
- Monetization
  - Expanded services revenue
  - Improved CE economics
  - Superior consumer connection


Picasa
ROXIO NOW
twitter
Revision3
Rhapsody
P
PANDORA

Enterprise Video Platform

Powering H.264 Globally

Broadcast & Professional	Panasonic, SONY, TECHNICOLOR
IPTV & Streaming	anvidea, KULAbyte, verimatrix
Multimedia	Adobe, COREL, MAGIX, muvee
Digital Signage	SCALA, SONY, STRÖER INFOSCREEN
Security & Surveillance	SeeTec, sensing, iDS, SEON
Medical	ZEISS, IMA, HITACHI Inspire the Next, GE Healthcare Deutschland, Österreich & Schweiz

Global Scale, 24/7 Operations

scale & reach for our partners and customers



Sonic
DivX

Dots indicate major offices by employee size

Summary: Combined Strengths

SONIC

- Rich technology portfolio
- Longstanding relationships with Hollywood studios
- Powering third party content services (Best Buy, Blockbuster, etc.)
- Device manufacturers (LG, Samsung, etc.)
- 50 million copies of Roxio software shipped annually
- 15,000 retail outlets
- 65% retail market share

DIVX

- 500 million software downloads
- Install base of 300 million DivX enabled devices
- Embedded Internet TV Platform
- Supplying codec to the world's leading companies (Adobe, Google, etc.)
- Hollywood approved DRMs
- Vibrant and extensive Web-based community of enthusiasts

Appendix

Financial Impact

	FY12
Revenues	~$250
Gross Margin	80%
Operating Margin	20%
EPS	>$0.40

- **Very Accretive**
- **Significant operational efficiencies and cost savings**
- **Possible (not modeled) revenue leverage**

DVD and Emerging Products – Addressable Markets for DivX


1200
1000
800
600
400
200
0
Millions of Annual Units
New Growth Segments
Mobile Handsets
Gaming Consoles
Portable Media Players
ersonal Navigation Devices
Blu-ray Players
Digital TVs
Set-top Boxes
DVD Market
DVD
Emerging Products

Mobile: All mobile handsets, Strategy Analytics, Q209 | DTV: All DTVs, including digital CRT and RPTV, Displaysearch, Q209 | STB: All Digital STBs, all transmission types, both operator and retail, IMS, Q209 | PMP: all video-enabled PMPs, no mp3 only, IMS, Q209 | PND: all PNDs. IMS, Q209 | DVD: all red laser DVD players/recorders (including HTIB), iSuppli Q209 | DSC: all dedicated DSCs, IMS, Q209 | VGC: all current and next-gen consoles from Sony, MS, and Nintendo, iSuppli, Q209 | BD: all standalone BD-players/recorders, NO PS3, iSuppli, Q209 | DMR: Contains standalone DMAs, Internet TV boxes, as well as connected AVRs, InStat, 12/08

Source: DivX, Displaysearch, IMS, iSuppli, ABI, Strategy Analytics, IDC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

Thank You